U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

Commission File Number 333-60362

NOTIFICATION OF LATE FILING

(Check One):

[   ] Form 10-K and Form 10-KSB [  ] Form 20-F [  ] Form 11-K

[X] Form 10-Q and Form 10-QSB [  ] Form N-SAR

For Period Ended: June 30, 2003

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K

For the Transition Period Ended:     N/A

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:     N/A

Part I-Registrant Information

Full name of registrant

Neuro Bioscience, Inc.

Former name if applicable      Mortgage Professionals Lead Source, Inc.

Address of principal executive office (Street and Number)   1251 Avenue of the Americas, 35th Floor, Suite 29

City, State and Zip Code         New York, NY   10020

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]

(c)   The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period:

The auditors were unable to review the Financial Statements required for this filing by the due date prescribed due to the failure of the company to forward all required accounting data.  The company was unable to supply the auditors all of the necessary source information to review the Financial Statements in a timely manner, but the 10-QSB will be filed within the extension period with current unaudited Financial Statements through June 30, 2003.

Part IV-Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Julian D. Jensen, Attorney for Registrant

(801) 531-6600

                                                           (Name)                                               (Area code) (Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes  [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable

Neuro Bioscience, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 14, 2003             By       /s/  Alan G. R. Bowen

  Mr. Alan G. R. Bowen

  President